Exhibit 99.1

Convening notice.

Combined Shareholders’ Meeting.

Friday, October 23, 2015 at 3:00 pm

Criteo Headquarters

32, Rue Blanche

75009 Paris, France

Dear Shareholders,

We have had a strong start into 2015, finishing the first six months with record results. Our performance continues to highlight Criteo’s sound strategic decisions, as well as the strength and scalability of our business model.

As we move forward, we remain focused on our strategic growth plans to enhance the value we deliver to both our clients and shareholders.

That is why, at the exceptional Shareholders’ Meeting we are convening for October 23rd, 2015, we seek your approval to allow Criteo to attract and retain high quality talent by implementing new tools available under a French law enacted this August.

Favorable Legislative Context

From a business perspective and as a result of our NASDAQ listing, Criteo’s governance and remuneration practices, in many respects, parallel U.S. standards. However, as a French private company, Criteo is subject to French corporate law, in particular as it relates to equity compensation. Under the “Loi Macron,” Criteo may now benefit from France’s new law which encourages French companies to grant free shares or Restricted Stock Units (“RSUs”) to employees which accord preferential tax treatment for both the Company and the beneficiaries.

Attracting and Retaining Strong Leadership and Talent

Having the right leadership and talent is imperative to the successful implementation of Criteo’s strategic plans. In the hyper-competitive technology industry, our compensation structure remains a critical factor in our efforts to attract and retain highly talented employees and executives from around the globe to lead the Company and continue to drive growth.

By approving the grant of free shares/RSUs, your vote will enable Criteo to implement two separate free share/RSU plans (the “2015 Plans”) specifically tailored for Criteo employees and executives. With the 2015 Plans, Criteo can offer compensation packages competitive with its technology peers, thereby improving our ability to attract and retain outstanding individuals whose judgment, initiative and efforts are key to Criteo’s continued success.

Aligning Interests with Stakeholders

With the grant of equity-based compensation, Criteo aligns the interests of its employees and executives with those of its shareholders by implementing significant improvements to the design of Criteo’s long-term incentive compensation, as follows:

- Introduction of “Pay for Performance” for Executives: the 2015 Performance Plan allows Criteo to link our executives’ long-term compensation in free shares/RSUs to the achievement of measurable performance goals.

- No additional dilution: any free share/RSU granted pursuant to the 2015 Plans will be deducted from the existing pool of shares, as previously approved at the Annual Shareholders’ Meeting on June 18, 2014.

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- Four-year vesting period with a two-year cliff: The Board of Directors expects that the free shares/RSUs will be subject to a vesting schedule whereby 50% of the shares will vest two years after the date of grant, with the remaining 50% vesting quarterly thereafter.

- No automatic vesting upon change in control: there is no automatic acceleration of vesting for any grant of free shares/RSUs under the 2015 Plans solely based on a change in control of Criteo.

The Board of Directors is committed to continuing to act effectively and transparently in the best interests of our shareholders. We are grateful to you for providing the Board of Directors and management with the means necessary to execute on our strategic plans in order to continue to solidify Criteo’s success.

             Jean-Baptiste Rudelle,

             Chairman of the Board of Directors of Criteo S.A.

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Contents.

01.	Agenda	P5
02.	Board Report	P6
03.	Draft resolutions of the Combined Shareholders’ Meeting*	P10
04.	Time-Based Free Share Plan/Restricted Stock Units*	P14
05.	Performance-Based Free Share Plan/Restricted Stock Units*	P30

*English translation provided for information purposes only. In case of discrepancies between this translation and French original, French original shall prevail.

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Agenda.

Extraordinary Shareholders’ Meeting

01

Authorization to be given to the Board of Directors to grant time-based free shares/restricted stock units to employees pursuant to the provisions of Articles L.225-197-1 et seq. of the French Commercial Code

02

Authorization to be given to the Board of Directors to grant performance-based free shares/ restricted stock units to executives and certain employees, from time to time, pursuant to the provisions of Articles L.225-197-1 et seq. of the French Commercial Code

Ordinary Shareholders’ Meeting[1]
03	Approval of the 2015 Time-Based Free Share/Restricted Stock Unit Plan adopted by the Board of Directors
04	Approval of the 2015 Performance-Based Free Share/Restricted Stock Unit Plan adopted by the Board of Directors

_________________

1 The 2015 Plans were approved by the Company’s Board of Directors in its July 30, 2015 meeting; subject to shareholder approval in accordance with applicable Nasdaq rules.

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Board Report.

  Opportunity Presented by the “Loi Macron”

From a business perspective and as a result of our NASDAQ listing, Criteo S.A.’s (“Criteo” or the “Company”) governance and remuneration practices, in many respects, parallel U.S. standards. However, as a French private company, Criteo is subject to French corporate law applicable to the equity compensation we offer. As a result, Criteo may now benefit from France’s new legislation for economic growth and opportunity, known as the "Loi Macron." The Loi Macron aims, among other things, to encourage French companies to grant free shares (also known as restricted stock units, “RSUs”) to employees, with preferential tax treatment for both the employer and its employees (Articles L. 225-197-1 to 225-197-3 of the French Commercial Code).

The main benefits of the “Loi Macron” include reduced costs for both the Company and our employees:

- The Company: Criteo is required to make a social contribution of 20% levied on the market value of the free shares/RSUs at vesting, which is due only upon vesting of the free shares/RSUs (vs. the prior 30% employer social contribution rate, which was due at grant and was non-refundable if the free shares/RSUs did not vest);

- Employees: total cost from any gain on acquisition is expected to decrease from 64.5% to 39.5%.

French companies are required to obtain shareholder approval authorizing the grant of such free shares/RSUs under the Loi Macron. The new regime will only apply to awards of free shares/RSUs authorized by shareholders after the enactment of the law, which occurred on August 7, 2015. Previously approved authorizations would not benefit from the Loi Macron.

The Board of Directors, after a careful review by Criteo’s Compensation Committee, determined that, under the Loi Macron, free shares/RSUs can serve as a critical tool to attract and retain highly talented employees and executives in the extremely competitive technology industry. As a result, on July 30, 2015, the Board of Directors adopted and approved, subject to shareholder approval, two new free share/RSU plans:

(1)	a general plan (the "2015 Time-Based Plan") providing for the grant of free shares/RSUs of Criteo, subject only to time-based vesting, to Criteo employees and employees of companies or entities in which Criteo holds at least 10% of the share capital and voting rights (such companies or entities, together with Criteo, the “Criteo Group”); and
(2)	a specific plan (the "2015 Performance Plan" and, together with the 2015 Employee Plan, the “2015 Plans”) providing for the grant of free shares/RSUs of Criteo, subject to the achievement of certain performance goals and time-based vesting, to the chief executive officer, and from time to time, certain named executive officers, members of executive management and other employees of the Criteo Group, as determined by the Board of Directors.

The Board of Directors has called this Shareholders’ Meeting to ask the shareholders to (i) grant authority to the Board of Directors to grant free shares/RSUs and (ii) approve the 2015 Plans.

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II.       No Additional Dilution

The Board of Directors would like to emphasize that it is not asking the shareholders to approve a new pool of shares for the issuance of free shares/RSUs pursuant to the 2015 Plans. Rather, pursuant to proposed resolutions 1 and 2, any free shares/RSUs granted will be deducted from the overall limit of 9,935,710 shares (the “Previously Authorized Limit”) for issuance upon the exercise of equity-based instruments that was approved by the shareholders pursuant to resolution 19 of the Annual Shareholders’ Meeting on June 18, 2014 (the “2014 Shareholders’ Meeting”) that was adopted with the high approval rate of 85%. Further, the Board of Directors would like to underline that, as of August 31, 2015, approximately 6.6 million shares remain outstanding under the Previously Authorized Limit. The authorizations for capital increases given to the Board of Directors have been carefully used to date, with an aggregate total of 3,300,955 options and/or warrants granted as follows: 3,275,325 stock-options (18% for CEO & executives / 82% for employees) and 25,630 warrants.

As of August 31, 2015, Criteo’s share capital consisted of the following:

-	62,179,877 ordinary shares issued and outstanding;
-	6,883,066 ordinary shares underlying unexercised options and warrants, with a weighted average exercise price of €19.91; and
-	6,634,755 ordinary shares available for issuance upon the exercise of options, warrants and free shares/RSUs pursuant to the Previously Authorized Limit (subject, in the case of free shares/RSUs, to the Fungibility Ratio, as described below).

To account for the fact that the free shares/RSUs are full value awards, the 2015 Plans include a fungible share design, whereby any free share/RSU granted will count against the Previously Authorized Limit at a rate of 2.5 shares (the “Fungibility Ratio”).

The delegations of authority pursuant to resolutions 1 and 2 will be valid for a thirty-eight (38) month period (valid through December 23, 2018) and would replace the corresponding delegation granted at the 2014 Shareholders’ Meeting (resolution 17), which was never used.

                III.        Aligning Interests With Shareholders

By implementing the provisions of the Loi Macron, the 2015 Plans represent equity-based compensation which enables Criteo to further align the interests of its employees with those of its stockholders for Criteo’s long-term performance and success.

With this goal of aligning Criteo’s practices with shareholders’ expectations, the Board of Directors has implemented significant improvements when designing the 2015 Plans, specifically :

-	Introduction of “Pay for Performance” for Executives;
-	No additional dilution;
-	Four-year vesting period with a two-year cliff; and
-	No automatic vesting upon change in control.

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IV.        Retaining Top Talent

Criteo’s compensation structure remains a critical factor in the Company’s efforts to retain highly talented employees and executives around the globe in the very competitive technology industry. The 2015 Plans will allow the Company to provide compensation packages consistent with industry peers, thereby improving its ability to retain outstanding individuals whose judgment, initiative and efforts are key to Criteo’s continued success and growth.

The main features of the 2015 Plans are outlined below.

Eligible Participants

The 2015 Time-Based Plan allows the Board of Directors to grant free shares/RSUs to employees of the Criteo Group.

The 2015 Performance Plan allows the Board of Directors to grant free shares/RSUs to the chief executive officer and, from time to time, certain named executive officers, and other key executives and/or employees of the Criteo Group.

Except in the case of death, disability or retirement, vesting of free shares/RSUs under either 2015 Plan is subject to the beneficiary’s continued employment/office by the Criteo Group as of the end of the applicable vesting period.

No Automatic Vesting Upon Change in Control

There is no automatic acceleration of vesting for any grant of free shares/RSUs under the 2015 Plans solely based on a change in control of Criteo. Vesting of free shares/RSUs under the 2015 Plans will only be accelerated in the event that the grants are not assumed or substituted for in connection with any change in control of Criteo.

Clawback Policy

Free shares/RSUs granted pursuant to the 2015 Plans will be subject to any applicable clawback policy hereinafter enacted by Criteo.

No Liberal Share Recycling

Free shares/RSUs withheld or reacquired by Criteo in satisfaction of tax withholding obligations with respect to a beneficiary shall no longer be available for issuance under the 2015 Plans.

Vesting and Holding Periods

Pursuant to the Loi Macron, any free shares/RSUs granted under either of the 2015 Plans must be subject to a vesting period of at least one year and a holding period of one year, provided the Board of Directors may reduce or remove the holding period entirely so long as the vesting period and any holding period, taken together, last at least two years after the grant date.

The Board of Directors expects that grants of free shares/RSUs under the 2015 Plans will be subject to the following vesting schedule: 50% of the shares will vest two years after the date of grant with the remainder vesting quarterly thereafter. The Board of Directors does not intend to provide for any holding period for either of the 2015 Plans.

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Performance Goals for 2015 Performance Plan

The Board of Directors has decided to introduce a “pay for performance” component to executive compensation. This approach, supported by the Company’s external compensation advisor, links the long-term compensation of the chief executive officer and, from time to time, certain named executive officers, key executives and/or employees, to the achievement of measurable corporate and, as applicable, individual performance goals.

In addition to time-based vesting, grants of free shares/RSUs under the 2015 Performance Plan will be subject to the attainment of one or more performance goals. The performance goals will be set by the Board of Directors at the time of grant, and with the aim of maintaining alignment with shareholder interests. The performance goals will be subject to a performance period which will have a duration of at least one year to ensure that the attainment of such goals reflects sound and sustainable performance. The performance measures upon which such performance goals may be based are set forth in the 2015 Performance Plan and include: (i) revenue excluding traffic acquisition costs, (ii) earnings before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, service costs (pension) and acquisition-related deferred price consideration, (iii) operating cash flow, (iv) stock price, (v) completion of identified special project(s), and (vi) any combination of the foregoing.

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As your Board of Directors, we are committed to representing your interests. We ask that you vote in favor of the resolutions presented to you at the Shareholders’ Meeting in order to empower us to execute on Criteo’s strategic plans to solidify the Company’s success.

Jean-Baptiste Rudelle,

Chairman of the Board of Directors of Criteo S.A.

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Draft resolutions of the Combined Shareholders’ Meeting.

EXTRAORDINARY RESOLUTIONS

1.	Authorization to be given to the Board of Directors to grant time-based free shares/restricted stock units to employees pursuant to the provisions of Articles L.225-197-1 et seq. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority required for extraordinary shareholders’ meetings, having reviewed the Board of Directors' report and the statutory auditors' special report, authorizes, pursuant to the provisions of Articles L.225-197-1 et seq. of the French Commercial Code, the Board of Directors to make, on one or more occasions, at the times and on the terms it shall determine, an allocation of free shares/restricted stock units (“RSUs”) either existing or to be issued by the Company, in favor of all, or certain of, the employees of the Company, or companies or economic interest groups in which the Company holds, directly or indirectly, at least 10% of the share capital or the voting rights at the date of allocation of the relevant shares, in France or abroad (taken together, the “Criteo Group”), decides that the total amount of shares, with a par value €0.025 per share, which may be allocated free of charge by the Board of Directors pursuant to this authorization shall be deducted from the overall limit of 9,935,710 shares that may be issued upon the exercise of stock options, non-employee warrants, and free shares/RSUs set by resolution 19 at the Annual Shareholders’ Meeting dated June 18, 2014, and shall, in any case, not exceed the legal applicable limits, decides that the vesting period (the “Vesting Period”) for any allocation of shares pursuant to this authorization will be at least one year and that a minimum holding period of the shares of one year from the date of their final allocation shall apply to the beneficiaries (the “Holding Period”), it being specified that the Board of Directors may reduce or remove the duration of the Holding Period as long as it sets a total duration at of at least two years for both periods (i.e., Vesting Period and Holding Period) taken together, decides, notwithstanding the above, that the shares will be definitively allocated before the term of the Vesting Period in the event of the disability of the beneficiary corresponding to the ranking in the second and the third of the categories referred to in Article L.341-4 of the French Social Security Code,

decides that allocated shares will be freely transferable in the event of request from the heirs of a deceased beneficiary or in the event of the disability of a beneficiary corresponding to their ranking in the categories mentioned above of the French Social Security Code, decides that durations of the Vesting Period and the Holding Period will be set by the Board of Directors within the above mentioned limits,

notes that, pursuant to the provisions of Article L.225-197-1 of the French Commercial Code, when the allocation involves shares to be issued, the shareholders’ preferential subscription rights to the newly issued shares will be automatically waived pursuant to this authorization; the corresponding share capital increase shall be definitively realized solely as a result of the final allocation of the shares to the beneficiaries,

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notes that this decision entails, as necessary, waiver by the shareholders, in favor of the beneficiaries, with respect to reserves, profits or premiums which, if applicable, will be used in the event of an issuance of new shares at the end of the Vesting Period, and notes that all powers in connection with the foregoing are delegated to the Board of Directors, within the limits set forth by the 2015 Time-Based Free Share/RSU Plan to be approved by this Shareholders’ Meeting, grants to the Board of Directors all powers to:

-	acknowledge the existence of sufficient reserves and, at each allocation, to wire to a restricted reserve account the funds necessary for the issuance of new shares to be allocated,
-	determine the identity of the beneficiaries of the allocations, as well as the number of free shares/RSUs likely to be allocated to each of them,
-	set the conditions and, if applicable, the criteria of allocation of these shares,
-	decide, from time to time, the share capital increases to be acknowledged as a result of the issuance of free shares/RSUs,
-	complete any share acquisitions that may be necessary for the delivery of existing free shares/RSUs,
-	take any action necessary to ensure that beneficiaries comply with the Holding Period, if any,
-	and, generally, in accordance with applicable law, take any action that is necessary for the implementation of this authorization,

sets at 38 months from this day the duration of validity of this delegation,

specifies, as appropriate, that this delegation, together with the delegation granted pursuant to resolution 2, supersedes all previous authorization granted to allocate free shares/RSUs of the Company and, in particular, the authorization granted by the Annual Shareholders’ Meeting dated June 18, 2014 (resolution 17), which was never used.

2.	Authorization to be given to the Board of Directors to grant performance-based free shares/restricted stock units to executives and, from time to time, certain named executive officers, members of executive management or employees pursuant to the provisions of Articles L.225-197-1 et seq. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority required for extraordinary shareholders’ meetings, having reviewed the Board of Directors' report and the statutory auditors' special report, authorizes, pursuant to the provisions of Articles L.225-197-1 et seq. of the French Commercial Code, the Board of Directors to make, on one or more occasions, at the times and on the terms it shall determine, an allocation of free shares (“RSUs”) either existing or to be issued by the Company, in favor of the chief executive officer and, from time to time, certain named executive officers, members of executive management or employees, of the Criteo Group, as determined by the Board of Directors, decides that the total amount of shares, with a par value €0.025 per share, which may be allocated free of charge by the Board of Directors pursuant to this authorization shall be deducted from the overall limit of 9,935,710 shares that may be issued upon the exercise of stock options, non-employee warrants, and free shares/RSUs set by resolution 19 of the Annual Shareholders’ Meeting on June 18, 2014, and shall, in any case, not exceed the legal applicable limits,

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decides that the vesting period (the “Vesting Period”) for any allocation of shares pursuant to this authorization will be at least one year and that a minimum holding period of the shares of one year from the date of their final allocation shall apply to the beneficiaries (the “Holding Period”), it being specified that the Board of Directors may reduce or remove the duration of the Holding Period as long as it sets a total duration at of at least two years for both periods (i.e., Vesting Period and Holding Period) taken together, decides that the acquisition of shares to their beneficiaries shall be expressly conditioned on the achievement of individual or company performance goals that will be set by the Board of Directors,

decides, notwithstanding the above, that the shares will be definitively allocated before the term of the Vesting Period in the event of the disability of the beneficiary corresponding to the ranking in the second and the third of the categories referred to in Article L.341-4 of the French Social Security Code,

decides that allocated shares will be freely transferable in the event of request from the heirs of a deceased beneficiary or in the event of the disability of a beneficiary corresponding to their ranking in the categories mentioned above of the French Social Security Code, decides that durations of the Vesting Period and the Holding Period will be set by the Board of Directors within the above mentioned limits,

notes that, pursuant to the provisions of Article L.225-197-1 of the French Commercial Code, when the allocation involves shares to be issued, the shareholders’ preferential subscription rights to the newly issued shares will be automatically waived pursuant to this authorization; the corresponding share capital increase shall be definitively realized solely as a result of the final allocation of the shares to the beneficiaries, notes that this decision entails, as necessary, waiver by the shareholders, in favor of the beneficiaries, with respect to reserves, profits or premiums which, if applicable, will be used in the event of an issuance of new shares at the end of the Vesting Period, and notes that all powers in connection with the foregoing are delegated to the Board of Directors, within the limits set forth by the 2015 Performance-Based Free Share/RSU Plan to be approved by this Shareholders’ Meeting, grants to the Board of Directors all powers to:

-	acknowledge the existence of sufficient reserves and, at each allocation, to wire to a restricted reserve account the funds necessary for the issuance of new shares to be allocated,
-	determine the identity of the beneficiaries of the allocations, as well as the number of free shares/RSUs likely to be allocated to each of them,
-	set the performance goals and, if applicable, the measures for the allocation of these shares/RSUs,
-	evaluate the achievement of the performance goals on which the final allocation of the shares/RSUs shall depend for some or all of the beneficiaries, and add any conditions and criteria that it deems appropriate,
-	decide, from time to time, the share capital increases to be acknowledged as a result of the issuance of free shares/RSUs,
-	complete any share acquisitions that may be necessary for the delivery of free shares/RSUs,
-	take any action necessary to ensure that beneficiaries comply with the Holding Period, if any,
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-	and, generally, in accordance with applicable law, take any action that is necessary for the implementation of this authorization,

sets at 38 months from this day the duration of validity of this delegation,

specifies, as appropriate, that this delegation, together with the delegation granted pursuant to resolution 1, supersedes all previous authorization granted to allocate free shares/RSUs of the Company and, in particular, the authorization granted by the Annual Shareholders’ Meeting dated June 18, 2014 (resolution 17), which was never used.

ORDINARY RESOLUTIONS

3.	Approval of the 2015 Time-Based Free Share/Restricted Stock Unit Plan adopted by the Board of Directors

The Shareholders’ Meeting, acting under the quorum and majority required for ordinary shareholders’ meetings, having reviewed the Board of Directors’ report,

approves the 2015 Time-Based Free Share/Restricted Stock Unit Plan adopted by the Board of Directors during its meeting of July 30, 2015.

4.	Approval of the 2015 Performance-Based Free Share/Restricted Stock Unit Plan adopted by the Board of Directors

The Shareholders’ Meeting, acting under the quorum and majority required for ordinary shareholders’ meetings, having reviewed the Board of Directors’ report,

approves the 2015 Performance-Based Free Share/Restricted Stock Unit Plan adopted by the Board of Directors during its meeting of July 30, 2015.

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2015 Time-Based Free Share Plan/Restricted Stock Units.

1. Implementation of the free share plan	16
2. Definitions	16
3. Purpose	18
4. Beneficiaries: Eligible Employees	19
5. Notice of the Allocation of the Free Shares	19
6. Vesting Period	19
6.1. Principle	19
6.2 Allocation Subject to Clawback Policy	20
6.3 Internal mobility	20
6.4 Agreed Leave of Absence Exceeding Three Months	20
6.5 Disability	20
6.6 Death	20
6.7 Retirement	20
6.8 Change in Control	21
7. Holding Period	22
7.1 Principle	22
7.2 Specific situations	22
8. Characteristics of the Free Shares	22
9. Delivery and holding of the Free Shares	22
10. Shares subject to plan; individual limitations	23
10.1 Shares Available for Issuance.	23

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11. Intermediary operations	23
12. Adjustment	24
13. Amendment to the 2015 Time-Based Plan	24
13.1 Principle	24
13.2 Notice of the amendments	24
14. Tax and social rules	24
15. Miscellaneous	25
15.1 Rights in relation to the capacity of employee	25
15.2 Rights in relation to future free share plans	25
15.3 Applicable law - Jurisdiction	25
15.4 Provisions Applicable to Beneficiaries Located outside of France	25
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1.	Implementation of the free share plan

On July 30, 2015, the Board of Directors adopted the present free share plan stating the conditions and criteria for the allocation of free shares of Criteo, a French société anonyme whose registered office is located 32, rue Blanche, 75009 Paris, France, whose identification number is 484 786 249 R.C.S. Paris (hereafter referred to as the “Company”) to the benefit of employees, certain categories of such employees, and/or corporate officers who meet the conditions set forth by Article L. 225-197-1 II of the French Commercial Code of the Company or any company or economic interest group in which the Company holds, directly or indirectly, 10% or more of the share capital and voting rights at the date of allocation of said shares (hereafter referred to as the "2015 Time-Based Plan"). The 2015 Time-Based Plan was subsequently approved by the combined (ordinary and extraordinary) shareholders’ meeting of the Company which also granted authority to the Board of Directors to allocate free shares under the 2015 Time-Based Plan.

2.	Definitions

Under the present 2015 Time-Based Plan, the following terms and expressions starting with a capital letter shall have the following meaning and may be used indifferently in the singular or in the plural form:

"Acquisition Date"	refers to the date when the Free Shares have been definitely acquired by the relevant Beneficiary;
"Agreed Leave"	refers to any leave of absence of more than three months having received a prior approval from the Company or requiring no prior approval under U.S. laws. Agreed Leaves shall include leaves for illnesses, military leave, and any other personal leave or conditions about which the employee has advance knowledge. Agreed Leave shall not include any absence considered as effective working time, such as maternity leave, of whatever duration, which shall not automatically result in a termination of the employment relationship between the Beneficiary and the Company or the Group.
"Allocation"	refers to the decision of the Board of Directors to allocate Free Shares to a given Beneficiary. This Allocation constitutes a right to be granted Free Shares at the end of the Vesting Period subject to compliance with the conditions and criteria set forth by the present 2015 Time-Based Plan;
"Allocation Date"	refers to the date when the Board of Directors decided to allocate Free Shares under the 2015 Time-Based Plan;
"Allocation Letter"	refers to the notice which informs a given Beneficiary of the Allocation of Free Shares, as stated in Article 5 of the 2015 Time-Based Plan;

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"Beneficiaries"	refers to the person(s) for whose benefit the Board of Directors decided an Allocation of Free Shares as well as, as the case may be, his or her heirs;
“Board of Directors”	refers to the Company’ s board of directors;
"Bylaws"	refers to the Company’s bylaws in force at the date referred to;
“Change in Control”	refers to (i) a merger (fusion) of the Company with or into another corporation, other than to another corporation, entity or person in which the holders of at least a majority of the voting rights and share capital of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding in the continuing entity or by being converted into shares of voting rights and share capital of the surviving entity) a majority of the total voting rights and share capital of the Company (or the surviving entity) outstanding immediately after such transaction (an “Excluded Entity”), or (ii) the sale (vente) or other form of transfer by one or several shareholders of the Company to any person or group of persons of a number of ordinary shares of the Company such that the transferee(s) shall own a majority of the voting rights and share capital of the Company, or (iii) the sale, lease or other disposition, in a single transaction or in a series of related transactions, of all or substantially all of the assets of the Company other than to (1) a corporation or other entity of which at least a majority of its combined voting rights and share capital is owned directly or indirectly by the Company or (2) an Excluded Entity.
"Disability"	refers to the disability of a Beneficiary corresponding to the second or third of the categories provided by Article L. 341-4 of the French Social Security Code;
"Free Shares"	refers to the shares which will be allocated to a Beneficiary in accordance with the 2015 Time-Based Plan, and issued or which will be issued by the Company (and reflected in its current share capital) as of the applicable Acquisition Date;
"Group"	refers to the Company and to all the companies and groups affiliated to the Company within in the meaning of Article L. 225-197-2 of the French Commercial Code;
"Holding Period"	refers to the period, if any, starting on the Acquisition Date, during which a Beneficiary may not transfer or pledge his or her Free Shares, by any means, or convert them into the bearer form; it being specified that the total duration of both the Vesting Period and the Holding Period may in no event be less than two years as from the Allocation Date pursuant to applicable French law;

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"Presence"	refers to the presence of the Beneficiary in his or her capacity as employee and/or corporate officer of the Company or of any of the companies of the Group;
"Regulated Market"	refers to a regulated market in the meaning of Article L. 421-1 of the French monetary and financial code (code monétaire et financier) the list of which is established and up-dated by the French Minister in charge of the economy upon proposal from the AMF. It is noted that this list does not include the Nasdaq Stock Market on the date of adoption of the 2015 Time-Based Plan by the Board of Directors;
"Trading Day"	refers to the working days when the Nasdaq Stock Market proceeds to the listing of shares on the Nasdaq Stock Market other than days when the listing ends prior to the usual closing hour;
"Vesting Period"	refers to the minimum one year period starting on the Allocation Date and ending on the Acquisition Date, being specified that the Board of Directors may decide to extend this period for all or part of the Free Shares and/or provide for vesting in tranches, as stated in the corresponding Allocation Letter;
“Working Day”	refers to any day on which legal business can be conducted within the Company, i.e. every Monday, Tuesday, Wednesday, Thursday and Friday, as long as it is not a public holiday.

3.	Purpose

The 2015 Time-Based Plan sets forth the conditions and criteria for the allocation of Free Shares under the 2015 Time-Based Plan, pursuant to Articles L. 225-197-1 et seq. of the French Commercial Code and to the authorization granted by the shareholders’ meeting of the Company dated October 23, 2015.

The purposes of the 2015 Time-Based Plan are:

-	to attract and retain the best available personnel for positions of substantial responsibility;
-	to provide additional incentive to Beneficiaries; and
-	to promote the success of the Company's business.

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4.	Beneficiaries: Eligible Employees

Pursuant to the authorization of the shareholders’ general meeting dated October 23, 2015, the Board of Directors of the Company will approve the list of Beneficiaries among employees of the Group, together with the indication of the number of Free Shares allocated to each of them.

5.	Notice of the Allocation of the Free Shares

The notice of the Allocation of Free Shares to each Beneficiary shall be made pursuant to an Allocation Letter made available to the Beneficiary together with a copy of the present 2015 Time-Based Plan, indicating the number of Free Shares allocated to the Beneficiary, the Vesting Period and the Holding Period, if any.

The Beneficiary shall acknowledge receipt of the Allocation documentation comprised of the Allocation Letter and of the 2015 Time-Based Plan by accepting online his or her documentation by means of the tool made available by the Company and by sending signed copies of the Allocation Letter within one month from the date of notification by the Company of the availability on line of the Allocation documentation, the documents being deemed to be received on the date of the electronic delivery, in the absence of which the Allocation shall be null and void for this Beneficiary.

6.	Vesting Period

6.1. Principle

(a) The Free Shares allocated under the 2015 Time-Based Plan shall be definitively acquired by the Beneficiaries at the end of the Vesting Period, subject to the continued presence of the Beneficiary during the Vesting Period, in the absence of which he or she will not be entitled to acquire Free Shares on the date when this condition is no longer met; it being specified that, subject to the authority of the Board of Directors set forth in Article 6.1(b), the Board of Directors shall not be entitled to release a given Beneficiary from the condition set forth above for all or part of the Free Shares granted.

Should the Beneficiary be at the same time an employee and an officer of the same company or of two companies of the Group, the loss of one of these capacities shall not result in the loss of the right to acquire the Free Shares allocated under the 2015 Time-Based Plan at the end of the Vesting Period.

Pursuant to Article L. 225-197-3 of the French Commercial Code, the Beneficiaries hold a claim against the Company which is personal and may not be transferred until the end of the Vesting Period.

During the Vesting Period, the Beneficiaries will not own the Free Shares and will not be shareholders of the Company. As a consequence, they will not hold any rights attached to the ordinary shares of the Company.

(b) In addition to any other powers set forth in the 2015 Time-Based Plan and subject to the provisions of the 2015 Time-Based Plan, the Board of Directors shall have the full and final power and authority, in its discretion, to determine the terms, conditions and restrictions applicable to each Allocation (which need not be identical) and any Free Shares acquired pursuant thereto. Further, the Board of Directors shall have the full and final power and authority, in its discretion, to determine whether, to what extent, and under what circumstances an Allocation may be settled, cancelled, forfeited, exchanged, or surrendered.

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Notwithstanding Articles 6.5, 6.6 and 6.7 of the 2015 Time-Based Plan, the Board of Directors shall not accelerate or shorten the minimum Vesting Period of one year. For clarity, there shall be no automatic acceleration of vesting with respect to an Allocation under the present 2015 Time-Based Plan solely based on a change in control of the Company.

6.2 Allocation Subject to Clawback Policy

The Allocation Letter shall contain an acknowledgement and agreement by the Beneficiary that any Allocation pursuant to the 2015 Time-Based Plan shall be subject to any applicable clawback policy of the Company, as adopted by the Company from time to time.

6.3 Internal mobility

In the event of transfer or temporary assignment of the Beneficiary within a company of the Group, implying (i) the termination of the initial employment agreement and the entering into of a new employment agreement or of a position as officer, and/or (ii) a resignation of the Beneficiary from his or her position as officer and the acceptance of a new position of officer or the entering into of a new employment agreement in one of such companies, the Beneficiary shall retain his or her right to be allocated Free Shares at the end of the Vesting Period.

6.4 Agreed Leave of Absence Exceeding Three Months

In the event a Beneficiary is on an Agreed Leave, such Beneficiary’s Allocation(s) shall (a) stop vesting on the first day of the quarter immediately following the quarter during which the Agreed Leave begins; and (b) resume vesting on the first day of the quarter immediately following the quarter in which the Agreed Leave ends. As a result of any Agreed Leave, the Vesting Period for the applicable Allocation(s) shall be extended in accordance with this Article 6.4.

6.5 Disability

In the event of Disability before the end of the Vesting Period, the Free Shares shall be definitively acquired by the Beneficiary on the date of Disability.

6.6 Death

In the event of the death of the Beneficiary during the Vesting Period, the Free Shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance.

The request for allocation of the Free Shares shall be made within six months from the date of death in compliance with Article L. 225-197-3 of the French Commercial Code.

6.7 Retirement

In the event of the retirement of a Beneficiary during the Vesting Period, the Board of Directors of the Company may decide that the conditions set forth in Article 6.1 above shall be deemed to be met for all or part of the Free Shares granted upon the date of such retirement.

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6.8 Change in Control

a)         Unless otherwise provided by the Board of Directors, an agreement between a Group company and the Beneficiary or in the applicable Allocation Letter, in the event of a Change in Control:

                                 i.            Where the successor corporation or parent or subsidiary of the successor corporation does not agree to assume or substitute for any outstanding Allocation, for each Allocation that is not assumed or substituted for and for which the Allocation Date is at least one year prior to the consummation of the Change in Control, the restrictions and forfeiture conditions applicable to the Vesting Period shall lapse and the Free Shares shall be deemed fully vested and definitively acquired by the Beneficiary prior to the consummation of the Change in Control. Any Allocation for which the Allocation Date is less than one year prior to the consummation of the Change in Control shall either be assumed or substituted for in accordance with Article 6.8(a)(ii) or cancelled in accordance with Article 6.8(a)(iii) below.

                               ii.            For the purposes of this Article 6.8, an Allocation will be considered assumed or substituted if, (A) following the Change in Control, the Allocation confers the right to receive, for each Free Share subject to the Allocation immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) or the fair market value, as determined by the Board of Directors in good faith, of the consideration received in the Change in Control by holders of ordinary shares of the Company for each such share held on the effective date of the transaction; provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its parent, the Board of Directors may, with the consent of the successor corporation, provide that the consideration to be received for each Free Share shall be solely common stock of the successor corporation or its parent equal in fair market value, as determined by the Board of Directors in good faith, to the per share consideration received by holders of ordinary shares of the Company in the Change in Control; (B) any securities of the successor corporation or its parent forming part of the Allocation following the Change in Control are freely tradable on a major stock exchange; and (C) the Allocation otherwise remains subject to the same terms and conditions that were applicable to the Allocation immediately prior to the Change in Control.

                              iii.            Notwithstanding any other provision of the 2015 Time-Based Plan, in the event of a Change in Control, except as would otherwise result in adverse tax consequences under Section 409A of the U.S. Internal Revenue Code, the Board of Directors may, in its discretion, provide that each Allocation shall, immediately upon the occurrence of a Change in Control, be cancelled in exchange for a payment in cash or securities in an amount equal to (i) the consideration paid per ordinary share of the Company in the Change in Control multiplied by (ii) the number of Free Shares granted under the Allocation. The Board of Directors shall not be required to treat all Allocations similarly for purposes of this Article 6.8(a). Payment of amounts under this Article 6.8(a) shall be made in such form, on such terms and subject to such conditions as the Board of Directors determines in its discretion, which may or may not be the same as the form, terms and conditions applicable to payments to the Company's shareholders in connection with the Change in Control and may, in the Board of Directors’ discretion, include subjecting such payments to vesting conditions comparable to the Allocations surrendered, subjecting such payments to escrow or holdback provisions comparable to those imposed upon the Company's shareholders in connection with the Change in Control, or calculating and paying the present value of payments that would otherwise be subject to escrow or holdback terms.

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b)      The obligations of the Company under the 2015 Time-Based Plan shall be binding upon any successor corporation or organization resulting from the Change in Control.

7.	Holding Period

7.1 Principle

a)         During the Holding Period, if any, the Beneficiaries concerned will be the owner of the Free Shares allocated under the 2015 Time-Based Plan and will be shareholders of the Company. As a consequence, they will benefit from all the rights attached to the capacity of shareholder of the Company.

However, the Free Shares shall not be available during the Holding Period (if any) and the Beneficiaries may not transfer or pledge the Free Shares, by any means, or convert them into the bearer form.

b)      At the end of the Holding Period (if any), the Free Shares will be fully available, subject to the provisions of the following paragraph.

At the end of the Holding Period, if any, the Free Shares allocated under the 2015 Time-Based Plan may not be transferred (i) if a “black-out” period is in effect pursuant to the Company’s Insider Trading Policy, as in effect at such time, or (ii) otherwise in contravention of any applicable laws or regulations, or trading rules or restrictions of any exchange on which the Company’s shares are listed at such time.

7.2 Specific situations

Notwithstanding the provisions of the second paragraph of Article 7.1 above, the Free Shares allocated to the Beneficiaries referred to in Article 6.4 above or to the beneficiaries of the deceased Beneficiary referred to in Article 6.5 above may be freely transferred as from the date of their final allocation.

8.	Characteristics of the Free Shares

The Free Shares definitively acquired shall be, at the Company’s choice, new ordinary shares to be issued by the Company or existing shares acquired by the Company.

As from the Acquisition Date, the Free Shares shall be subject to all the provisions of the Bylaws. They shall be assimilated to existing ordinary shares of the Company and shall benefit from the same rights as from the Acquisition Date.

9.	Delivery and holding of the Free Shares

At the end of the Vesting Period, the Company shall deliver to the Beneficiary the Free Shares allocated under the 2015 Time-Based Plan provided that the conditions and criteria for such allocation provided by Articles 5 and 6 above are met.

If the Acquisition Date is not a Working Day, the delivery of the Free Shares shall be completed the first Working Day following the end of the Vesting Period.

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The Free Shares that may be acquired under the 2015 Time-Based Plan will be held, during the Holding Period, if any, in nominative form (nominatif pur) in an individual account opened in the name of the relevant Beneficiary at BNPP Securities Services with a legend stating that they cannot be transferred. If the provisions of Article 7.1(b) above are applicable at the end of the Holding Period (or the end of the Vesting Period if there is no Holding Period), the Free Shares shall remain in nominative form (nominatif pur) at BNPP Securities Services until such time as they are transferred to make sure that the restrictions set forth in Article 7.1(b) above are complied with.

In the event that, as a consequence of the Allocation of Free Shares under the 2015 Time-Based Plan, the Company or any of the companies of the Group shall be compelled to pay taxes, social costs or any other social security taxes or contributions on behalf of the Beneficiary, the Company retains the right to postpone or to forbid the delivery of the Free Shares on the Acquisition Date until the relevant Beneficiary has paid to the Company or to the relevant company of the Group the amount corresponding to these taxes, social costs, or social security taxes or contributions.

10.	Shares subject to plan; individual limitations

10.1 Shares Available for Issuance.

Subject to adjustment as provided in Articles 11 and 12, the maximum aggregate number of Free Shares that may be issued under the 2015 Time-Based Plan shall not exceed the number of shares remaining available for issuance under the Company’s equity compensation plans pursuant to authorizations previously approved by the shareholders of the Company, as of the Allocation Date, that are not subject to outstanding awards thereunder. Any Free Shares granted in connection with an Allocation under the present 2015 Time-Based Plan (i.e., grants other than options or warrants) shall be counted against this limit as 2.5 shares for every one Free Share granted in connection with such Allocation. Free Shares subject to the 2015 Time-Based Plan shall consist of authorized but unissued ordinary shares of the Company.

In the event that an Allocation, or any part thereof, for any reason is terminated or canceled without having been definitively acquired by its Beneficiary, or has otherwise not vested, the unacquired portion of Free Shares relating to such Allocation shall, provided the 2015 Time-Based Plan is still in force, again be available for future allocation pursuant to the 2015 Time-Based Plan or the 2015 Performance Plan. Notwithstanding any provision of the 2015 Time-Based Plan or the Appendix thereunder to the contrary, Free Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations with respect to a Beneficiary shall not again be available for issuance under the 2015 Time-Based Plan.

11.	Intermediary operations

Subject to Article 6.8, in the event of exchange without equalization payment in cash (soulte) resulting from a merger or spin-off completed during the Vesting Period or the Holding Period (if any), the remainder of such period(s) shall apply to the rights to receive free shares of the Company or free shares of the surviving entity received by the Beneficiary in exchange for his rights to receive Free Shares.

The same shall apply in the event of exchange resulting from a public tender offer, a stock split or reverse stock split completed in compliance with applicable regulations during the Holding Period, if any.

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12.	Adjustment

Should the Company, during the Vesting Period, undergo an amortization, reduce its share capital, change the allocation of its profits, allocate free shares to all the shareholders, capitalize reserves, profits or issuance premiums, allocate reserves or issue equity securities or give a right to the allocation of equity securities, including a preferential subscription right reserved to the shareholders or any other corporate transaction or event having an effect similar to any of the foregoing, the maximum number of Free Shares allocated under the 2015 Time-Based Plan may be adjusted in order to take into account said operation by application, mutatis mutandis, of the terms of adjustment provided by the law for the beneficiaries of stock options.

Each Beneficiary shall be informed of the practical terms of the adjustment and of its consequences on the Allocation of Free Shares he or she benefited from, it being specified that the free shares of the Company allocated pursuant to this adjustment shall be governed by the present 2015 Time-Based Plan.

13.	Amendment to the 2015 Time-Based Plan

13.1 Principle

The present 2015 Time-Based Plan may be amended by the Board of Directors upon authorization of the said Board of Directors of the Company, provided that any such amendment shall be subject to shareholder approval to the extent required in order to comply with applicable law or the rules of the Nasdaq Stock Market. Any such amendment shall be subject to the written consent of the Beneficiaries if it results in a decrease in the rights of said Beneficiaries.

The new provisions shall apply to the Beneficiaries of the Free Shares during the Vesting Period on the date of the decision to amend the 2015 Time-Based Plan made by the Board of Directors, or the written consent of the Beneficiary, if required.

13.2 Notice of the amendments

The affected Beneficiaries shall be notified of an amendment to the 2015 Time-Based Plan, by any reasonable means, including by electronic delivery, internal mail, by simple letter or, with acknowledgement of receipt, by fax or by e-mail.

14.	Tax and social rules

The Beneficiary shall bear all taxes and mandatory costs which he or she must bear pursuant to the applicable law in relation to the allocation of Free Shares, on the due date of said taxes or costs.

Each Beneficiary shall verify and carry out, as the case may be, the declaratory obligations he or she must comply with in relation to the allocation of the Free Shares.

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15.	Miscellaneous

15.1 Rights in relation to the capacity of employee

No provisions of the present 2015 Time-Based Plan shall be construed as granting to the Beneficiary a right to have his or her employment agreement with the Company or any of the companies of the Group maintained, or limiting the right of the Company or any of the companies of the Group to terminate or amend the terms and conditions of the employment agreement of the Beneficiary.

15.2 Rights in relation to future free share plans

The fact that a person may benefit from the 2015 Time-Based Plan does not imply that he or she shall benefit from any other plan that may be implemented thereafter.

15.3 Applicable law - Jurisdiction

The present 2015 Time-Based Plan is subject to French law. Any dispute relating to its validity, its interpretation or its performance shall be decided by the competent courts of the French Republic.

15.4 Provisions Applicable to Beneficiaries Located outside of France

The attached Appendix applies to Beneficiaries located outside of France.

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APPENDIX

TERMS AND CONDITIONS

This Appendix contains additional terms and conditions that will apply to the Beneficiary if he or she resides outside of France. Capitalized terms used but not defined herein shall have the same meanings assigned to them in the 2015 Time-Based Plan.

NOTIFICATIONS

This Appendix also includes information regarding exchange control and certain other issues of which the Beneficiary should be aware with respect to his or her participation in the 2015 Time-Based Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of July 2015. Such laws are often complex and change frequently. The Company therefore strongly recommends that the Beneficiary not rely on the information in this Appendix as the only source of information relating to the consequences of his or her participation in the 2015 Time-Based Plan because such information may be outdated when the Beneficiary vests in the Free Shares and/or sells any Free Shares issued pursuant to the award.

GENERAL PROVISIONS

Taxes

Regardless of any action the Company or the Beneficiaries’ employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, or other tax-related withholding (“Tax-Related Items”), the Beneficiary acknowledges that the ultimate liability for all Tax-Related Items legally due by the Beneficiary is and remains the Beneficiary’s responsibility and that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Free Share grant, including the grant, vesting of the Free Shares, the subsequent sale of Free Shares acquired pursuant to such vesting and the receipt of any dividends; and (2) do not commit to structure the terms of the grant or any aspect of the Free Shares to reduce or eliminate the Beneficiary’s liability for Tax-Related Items.

Prior to vesting of the Free Shares, the Beneficiary will pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding obligations of the Company and/or the Employer, if any. In this regard, the Beneficiary authorizes the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by the Beneficiary from the Beneficiary’s compensation paid to the Beneficiary by the Company and/or Employer or from proceeds of the sale of Free Shares. Alternatively, or in addition, if permissible under local law, the Company may (1) sell or arrange for the sale of Free Shares that the Beneficiary acquires to meet the withholding obligation for Tax-Related Items and/or (2) withhold in Free Shares, provided that the Company only withholds the amount of Free Shares necessary to satisfy the minimum withholding amount. Finally, the Beneficiary will pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of the Beneficiary’s participation in the 2015 Time-Based Plan or the Beneficiary’s acquisition of Free Shares that cannot be satisfied by the means previously described. The Company may refuse to honor the vesting and refuse to deliver the Free Shares if the Beneficiary fails to comply with Beneficiary’s obligations in connection with the Tax-Related Items as described in this section.

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Nature of Grant

In accepting the grant, the Beneficiary acknowledges that:

(a) the 2015 Time-Based Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the 2015 Time-Based Plan;

(b) the grant of the Free Shares is voluntary and occasional and does not create any contractual or other right to receive future grants of Free Shares, or benefits in lieu of Free Shares, even if Free Shares have been granted repeatedly in the past;

(c) all decisions with respect to future grants, if any, will be at the sole discretion of the Company;

(d) Beneficiary’s participation in the 2015 Time-Based Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate Beneficiary’s employment relationship at any time with or without cause unless otherwise required under local law;

(e) Beneficiary is voluntarily participating in the 2015 Time-Based Plan;

(f) the Free Shares are an extraordinary item that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of Beneficiary’s employment contract, if any;

(g) the Free Shares are not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer;

(h) in the event that Beneficiary is not an employee of the Company, the grant will not be interpreted to form an employment agreement or relationship with the Company; and furthermore, the grant will not be interpreted to form an employment agreement with the Employer or any subsidiary or affiliate of the Company;

(i) the future value of the underlying Free Shares is unknown and cannot be predicted with certainty;

(j) if the Beneficiary obtains Free Shares, the value of those Free Shares may increase or decrease;

(k) in consideration of the grant, no claim or entitlement to compensation or damages shall arise from termination of the award of Free Shares or diminution in value of the award resulting from termination of the Beneficiary’s employment with the Company or the Employer (for any reason whatsoever) and the Beneficiary irrevocably releases the Company and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing the 2015 Time-Based Plan, the Beneficiary shall be deemed irrevocably to have waived the Beneficiary’s entitlement to pursue such claim; and

(l) unless otherwise decided by the Board of Directors, in the event of termination of Beneficiary’s employment during the Vesting Period, Beneficiary’s right to vest in the Free Shares under the 2015 Time-Based Plan, if any, will terminate effective as of the date that Beneficiary is no longer actively employed and will not be extended by any notice period mandated under the local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law).

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Data Privacy

The Beneficiary hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Beneficiary’s personal data as described in this document by and among, as applicable, the Employer, the Company and its subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing the Beneficiary’s participation in the 2015 Time-Based Plan.

The Beneficiary understands that the Company and the Employer may hold certain personal information about the Beneficiary, including, but not limited to, the Beneficiary’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares or directorships held in the Company, details of all awards or any other entitlement to Free Shares awarded, canceled, exercised, vested, unvested or outstanding in Beneficiary’s favor, for the exclusive purpose of implementing, administering and managing the 2015 Time-Based Plan (“Data”).

The Beneficiary understands that the recipients of the Data may be located in France or elsewhere, and that the recipients’ country may have different data privacy laws and protections than the Beneficiary’s country. The Beneficiary understands that the Company may request a list with the names and addresses of any potential recipients of the Data by contacting the Beneficiary’s local human resources representative. The Beneficiary authorizes the Company and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the 2015 Time-Based Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing the Beneficiary’s participation in the 2015 Time-Based Plan. The Beneficiary understands that Data will be held only as long as is necessary to implement, administer and manage the Beneficiary’s participation in the 2015 Time-Based Plan. The Beneficiary understands that the Company may, at any time, view the Data, request additional information about the storage processing of the Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Beneficiary’s local human resources representative. Beneficiary understands, however, that refusing or withdrawing the Company’s consent may affect the Beneficiary’s ability to participate in the 2015 Time-Based Plan. For more information on the consequences of the Beneficiary’s refusal to consent or withdrawal of consent, Beneficiary understands that the Company may contact the Beneficiary’s local human resources representative.

Electronic Delivery

The Company may, in its sole discretion, decide to deliver any documents related to the 2015 Time-Based Plan or future awards that may be granted under the 2015 Time-Based Plan by electronic means or to request Beneficiary’s consent to participate in the 2015 Time-Based Plan by electronic means. Beneficiary hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the 2015 Time-Based Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

Severability

The provisions of this 2015 Time-Based Plan are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

For tax residents of the United States

Beneficiary acknowledges that both this award and any Free Shares are securities, the issuance by the Company of which requires compliance with federal and state securities laws.

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Beneficiary acknowledges that these securities are made available to Beneficiary only on the condition that Beneficiary makes the representations contained in this section to the Company.

Beneficiary has made a reasonable investigation of the affairs of the Company sufficient to be well informed as to the rights and the value of these securities.

The intent of the parties is that payments and benefits under the 2015 Time-Based Plan comply with, or be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") to the extent subject thereto, and, accordingly, to the maximum extent permitted, the 2015 Time-Based Plan and the Allocation Letters thereunder shall be interpreted and be administered to be in compliance therewith or exempt therefrom.  Notwithstanding anything contained herein to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Beneficiary shall not be considered to have separated from service with the Company for purposes of this Agreement and no payment or benefit shall be due to the Beneficiary under the 2015 Time-Based Plan and the Allocation Letters thereunder on account of a separation from service until the Beneficiary would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A of the Code.  Any payments or benefits (including vesting grants) described in the 2015 Time-Based Plan and the Allocation Letters thereunder that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise.  Notwithstanding anything to the contrary in the 2015 Time-Based Plan and the Allocation Letters thereunder, to the extent that any amounts are payable upon a separation from service and such payment would result in accelerated taxation and/or tax penalties under Section 409A of the Code, such payment, under this Agreement or any other agreement of the Company, shall be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier).

For Beneficiaries who are United States taxpayers, notwithstanding anything to the contrary contained in Article 6.4 of the 2015 Time-Based Plan, the Free Shares shall be delivered no later than December 31st of the year of the Beneficiary’s Disability or, if later, the fifteenth day of the third month after the date of the Beneficiary’s Disability; provided, that any such Disability will be within the meaning of Section 409A of the Code, and the regulations promulgated thereunder.

For Beneficiaries who are United States taxpayers, notwithstanding anything to the contrary contained in Article 6.5 of the 2015 Time-Based Plan, the Free Shares shall be delivered no later than December 31st of the year of the Beneficiary’s death or, if later, the fifteenth day of the third month after the date of the Beneficiary’s death.

The Company makes no representation that any or all of the payments described in the 2015 Time-Based Plan and the Allocation Letters thereunder will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

The Company makes no representation as to the tax status of the 2015 Time-Based Plan to the Beneficiary who should seek his or her own tax advice.

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2015 Performance-Based Free Share Plan/Restricted Stock Units.

1. Implementation of the free share plan	32
2. Definitions	32
3. Purpose	34
4. Beneficiaries: Eligible Employees	35
5. Notice of the Allocation of the Free Shares	35
6. Vesting Period	35
6.1 Principle	35
6.2 Performance criteria	36
6.3 Allocation Subject to Clawback Policy	38
6.4 Internal mobility	38
6.5 Agreed Leave of Absence Exceeding Three Months	38
6.6 Disability	38
6.7 Death	38
6.8 Retirement	39
6.9 Change in Control	39
7. Holding Period	40
7.1 Principle	40
7.2 Specific situations	40
8. Characteristics of the Free Shares	40
9. Delivery and holding of the Free Shares	41
10. Shares subject to plan; individual limitations	41

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10.1 Shares Available for Issuance	41
10.2 Section 162(m) Allocation Limits	42
11. Intermediary operations	42
12. Adjustment	42
13. Amendment to the 2015 Performance Plan	42
13.1 Principle	42
13.2 Notice of the amendments	43
14. Tax and social rules	43
15. Miscellaneous	43
15.1 Rights in relation to the capacity of employee	43
15.2 Rights in relation to future free share plans	43
15.3 Applicable law - Jurisdiction	43
15.4 Provisions Applicable to Beneficiaries Located outside of France	43

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1.	Implementation of the free share plan

On July 30, 2015, the Board of Directors adopted the present free share plan stating the conditions and criteria for the allocation of free shares of Criteo, a French société anonyme whose registered office is located 32, rue Blanche, 75009 Paris, France, whose identification number is 484 786 249 R.C.S. Paris (hereafter referred to as the “Company”) to the benefit of the chief executive officer and, from time to time, certain named executive officers, members of executive management and certain other employees of the Company or any company or economic interest group in which the Company holds, directly or indirectly, at least 10% of the share capital and voting rights at the date of allocation of said shares, as determined by the Board of Directors (hereafter referred to as the "2015 Performance Plan"). The 2015 Performance Plan was subsequently approved by the combined (ordinary and extraordinary) shareholders’ meeting of the Company, which also granted authority to the Board of Directors to allocate free shares under the 2015 Performance Plan.

2.	Definitions

Under the present 2015 Performance Plan, the following terms and expressions starting with a capital letter shall have the following meaning and may be used indifferently in the singular or in the plural form:

"Acquisition Date"	refers to the date when the Free Shares have been definitely acquired by the relevant Beneficiary;
"Agreed Leave"	refers to any leave of absence of more than three months having received a prior approval from the Company or requiring no prior approval under U.S. laws. Agreed Leaves shall include leaves for illnesses, military leave, and any other personal leave or conditions about which the employee has advance knowledge. Agreed Leave shall not include any absence considered as effective working time, such as maternity leave, of whatever duration, which shall not automatically result in a termination of the employment relationship between the Beneficiary and the Company or the Group.
"Allocation"	refers to the decision of the Board of Directors to allocate Free Shares to a given Beneficiary. This Allocation constitutes a right to be granted Free Shares at the end of the Vesting Period subject to compliance with the conditions and criteria set forth by the present 2015 Performance Plan;
"Allocation Date"	refers to the date when the Board of Directors decided to allocate Free Shares under the 2015 Performance Plan;
"Allocation Letter"	refers to the notice which informs a given Beneficiary of the Allocation of Free Shares, as stated in Article 5 of the 2015 Performance Plan;

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"Beneficiaries"	refers to the person(s) for whose benefit the Board of Directors decided an Allocation of Free Shares as well as, as the case may be, his or her heirs;
“Board of Directors”	refers to the Company’s board of directors;
"Bylaws"	refers to the Company’s bylaws in force at the date referred to;
“Change in Control”	refers to (i) a merger (fusion) of the Company with or into another corporation, other than to another corporation, entity or person in which the holders of at least a majority of the voting rights and share capital of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding in the continuing entity or by being converted into shares of voting rights and share capital of the surviving entity) a majority of the total voting rights and share capital of the Company (or the surviving entity) outstanding immediately after such transaction (an “Excluded Entity”), or (ii) the sale (vente) or other form of transfer by one or several shareholders of the Company to any person or group of persons of a number of ordinary shares of the Company such that the transferee(s) shall own a majority of the voting rights and share capital of the Company, or (iii) the sale, lease or other disposition, in a single transaction or in a series of related transactions, of all or substantially all of the assets of the Company other than to (1) a corporation or other entity of which at least a majority of its combined voting rights and share capital is owned directly or indirectly by the Company or (2) an Excluded Entity.
"Disability"	refers to the disability of a Beneficiary corresponding to the second or third of the categories provided by Article L. 341-4 of the French Social Security Code;
"Free Shares"	refers to the shares which will be allocated to a Beneficiary in accordance with the 2015 Performance Plan, and issued or which will be issued by the Company (and reflected in its current share capital) as of the applicable Acquisition Date;
"Group"	refers to the Company and to all the companies and groups affiliated with the Company within in the meaning of Article L. 225-197-2 of the French Commercial Code;
"Holding Period"	refers to the period, if any, starting on the Acquisition Date, during which a Beneficiary may not transfer or pledge his or her Free Shares, by any means, or convert them into the bearer form; it being specified that the total duration of both the Vesting Period and the Holding Period may in no event be less than two years as from the Allocation Date pursuant to applicable French law;

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"Presence"	refers to the presence of the Beneficiary in his or her capacity as employee and/or corporate officer of the Company or of any of the companies of the Group;
"Regulated Market"	refers to a regulated market in the meaning of Article L. 421-1 of the French monetary and financial code (code monétaire et financier) the list of which is established and up-dated by the French Minister in charge of the economy upon proposal from the AMF. It is noted that this list does not include the Nasdaq Stock Market on the date of adoption of the 2015 Performance Plan by the Board of Directors;
"Trading Day"	refers to the working days when the Nasdaq Stock Market proceeds to the listing of shares on the Nasdaq Stock Market other than days when the listing ends prior to the usual closing hour;
"Vesting Period"	refers to the minimum one year period starting on the Allocation Date and ending on the Acquisition Date, being specified that the Board of Directors may decide to extend this period for all or part of the Free Shares and/or provide for vesting in tranches, as stated in the corresponding Allocation Letter;
“Working Day”	refers to any day on which legal business can be conducted within the Company, i.e. every Monday, Tuesday, Wednesday, Thursday and Friday, as long as it is not a public holiday.

3.	Purpose

The 2015 Performance Plan sets forth the conditions and criteria for the allocation of Free Shares under the 2015 Performance Plan, pursuant to Articles L. 225-197-1 et seq. of the French Commercial Code and to the authorization granted by the shareholders’ meeting of the Company dated October 23, 2015.

The purposes of the 2015 Performance Plan are:

-	to attract and retain the best available personnel for positions of substantial responsibility;
-	to provide additional incentive to Beneficiaries, including performance incentives; and
-	to promote the success of the Company's business.

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4.	Beneficiaries: Eligible Employees

Pursuant to the authorization of the shareholders’ general meeting dated October 23, 2015 , the Board of Directors of the Company will approve the list of Beneficiaries among the chief executive officer and, from time to time, certain named executive officers, members of executive management and certain other employees of the Group, as determined by the Board of Directors, together with the indication of the number of Free Shares allocated to each of them.

5.	Notice of the Allocation of the Free Shares

The notice of the Allocation of Free Shares to each Beneficiary shall be made pursuant to an Allocation Letter made available to the Beneficiary together with a copy of the present 2015 Performance Plan, indicating the number of Free Shares allocated, the Vesting Period, the Holding Period, if any, and the performance goals (as described in Article 6.1 and 6.2).

The Beneficiary shall acknowledge receipt of the Allocation documentation comprised of the Allocation Letter and of the 2015 Performance Plan by accepting online his or her documentation by means of the tool made available by the Company and by sending signed copies of the Allocation Letter within one month from the date of notification by the Company of the availability on line of the Allocation documentation; the documents being deemed to be received on the date of the electronic delivery, in the absence of which the Allocation shall be null and void for this Beneficiary.

6.	Vesting Period

6.1. Principle

(a)                The Free Shares allocated under the 2015 Performance Plan shall be definitively acquired by the Beneficiaries at the end of the Vesting Period, provided that the following condition(s) precedent(s) is (are) met:

-	continued Presence of the Beneficiary during the Vesting Period, in the absence of which he or she will not be entitled to acquire Free Shares on the date when this condition is no longer met; and
-	attainment of one or more performance goals determined by the Board of Directors at grant in accordance with Article 6.2 and reflected in the relevant Allocation Letter.

Subject to the authority of the Board of Directors set forth in Article 6.1(b) and Article 6.2, the Board of Directors shall not be entitled to release a given Beneficiary from the conditions set forth above for all or part of the Free Shares granted.

Should the Beneficiary be at the same time an employee and an officer of the same company or of two companies of the Group, the loss of one of these capacities shall not result in the loss of the right to acquire the Free Shares allocated under the 2015 Performance Plan at the end of the Vesting Period; provided, that if the Beneficiary is an officer on the Allocation Date and subsequently ceases to be an officer of any company of the Group, the Board of Directors shall have the discretion to terminate the Beneficiary’s right to acquire the Free Shares allocated under the 2015 Performance Plan at the end of the Vesting Period.

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Pursuant to Article L. 225-197-3 of the French Commercial Code, the Beneficiaries hold a claim against the Company which is personal and may not be transferred until the end of the Vesting Period.

During the Vesting Period, the Beneficiaries will not own the Free Shares and will not be shareholders of the Company. As a consequence, they will not hold any rights attached to the ordinary shares of the Company.

(b)               In addition to any other powers set forth in the 2015 Performance Plan and subject to the provisions of the 2015 Performance Plan, the Board of Directors shall have the full and final power and authority, in its discretion, to determine the terms, conditions and restrictions applicable to each Allocation (which need not be identical) and any Free Shares acquired pursuant thereto, including, without limitation, the Performance Measures (as defined below), performance period, performance award formula and Performance Targets (as defined below) applicable to any grant and the extent to which such Performance Targets have been attained. Further, the Board of Directors shall have the full and final power and authority, in its discretion, to determine whether, to what extent, and under what circumstances an Allocation may be settled, cancelled, forfeited, exchanged, or surrendered.

Notwithstanding Articles 6.6, 6.7 and 6.8 of the 2015 Performance Plan, the Board of Directors shall not accelerate or shorten the minimum Vesting Period of one year. For clarity, there shall be no automatic acceleration of vesting with respect to an Allocation under the present 2015 Performance Plan solely based on a change in control of the Company.

6.2 Performance criteria

The acquisition of any Free Shares granted hereunder shall be subject to or conditioned upon, in whole or in part, the achievement of performance criteria in accordance with the following terms and conditions (each, a "Performance Grant"):

6.2.1 Establishment of performance period, performance targets and performance award formula

In granting each Performance Grant, the Board of Directors shall establish in writing the applicable performance period, performance award formula and one or more Performance Targets (as defined herein) which, when measured at the end of the performance period, shall determine, on the basis of the performance award formula, the final number of Free Shares acquired by the Beneficiary. Once established with respect to an Allocation intended to qualify as “performance based compensation” under Section 162(m) of the U.S. Internal Revenue Code (“Section 162(m)”), the Performance Targets and performance award formula applicable to a Beneficiary shall not be changed during the performance period except as permitted by Section 162(m). For any Allocation not intended to qualify as “performance based compensation” under Section 162(m), the Board of Directors shall have full power and final authority, in its discretion, to alter or cancel the Performance Targets or performance award formula applicable to a Beneficiary, including, without limitation, in the event that the Beneficiary changes roles or functions within the Group during the performance period. In any case, the performance period shall not be shorter than one year.

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6.2.2 Measurement of performance targets

Performance shall be evaluated by the Board of Directors on the basis of targets to be attained (“Performance Targets”) with respect to one or more measures of business or financial performance (each, a “Performance Measure”), subject to the following:

(a)    Performance Measures

(i)                  Determination of Performance Measures. Except as otherwise determined by the Board of Directors and in each case to the extent applicable, Performance Measures shall have the same meanings as used in the Company’s financial statements, or, if such terms are not used in the Company’s financial statements, they shall have the meaning applied pursuant to generally accepted accounting principles or as used generally in the Company’s industry.

(ii)                Calculation of Performance Measures. Except as otherwise determined by the Board of Directors, the Performance Measures applicable to the acquisition of the Free Shares shall be calculated in accordance with generally accepted accounting principles and excluding the effect (whether positive or negative) of any change in accounting standards or any extraordinary, unusual or nonrecurring item, as determined by the Board of Directors, occurring after the establishment of the Performance Targets applicable to the acquisition of the Free Shares. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Beneficiary’s rights with respect to the acquisition of the Free Shares.

(iii)               Types of Performance Measures. Performance Measures may be one or more of the following, as determined by the Board of Directors:

(1)                              revenue excluding traffic acquisition costs;

(2)	adjusted earnings before interest, taxes, depreciation and amortization, as defined by the Company in its financial statements as filed with the Securities Exchange Commission in the United States;

(3)                              cash flow from operating activities;

(4)                              stock price;

(5)                              completion of identified special project(s); or

(6)                              any combination of the foregoing.

Notwithstanding the foregoing, the Board of Directors may provide that one or more objectively determinable adjustments shall be made to the Performance Measures, which may include adjustments that would cause the measures to be considered “non-GAAP financial measures” under rules promulgated by the Securities and Exchange Commission.

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(b)      Performance Targets. Where applicable, Performance Targets may be expressed in terms of attaining a specified level of the Performance Measure or the attainment of a percentage increase or decrease in the particular Performance Measure, and may be applied to one or more of the Company, any subsidiary or affiliate of the Company, or a division or strategic business unit of the Company or any subsidiary or affiliate thereof, or may be applied to the performance of the Company or any subsidiary or affiliate thereof relative to a market index, a group of other companies or a combination thereof, all as determined by the Board of Directors. The Performance Targets may be subject to a threshold level of performance below which no Free Shares will be acquired, levels of performance at which specified numbers of Free Shares will be acquired, and a maximum level of performance above which no additional number of Free Shares will be acquired (or at which full vesting will occur).

6.3 Allocation Subject to Clawback Policy

The Allocation Letter shall contain an acknowledgement and agreement by the Beneficiary that any Allocation pursuant to the 2015 Performance Plan shall be subject to any applicable clawback policy of the Company, as adopted by the Company from time to time.

6.4 Internal mobility

In the event of transfer or temporary assignment of the Beneficiary within a company of the Group, implying (i) the termination of the initial employment agreement and the entering into of a new employment agreement or of a position as officer, and/or (ii) a resignation of the Beneficiary from his or her position as officer and the acceptance of a new position of officer or the entering into of a new employment agreement in one of such companies, the Beneficiary shall retain his or her right to be allocated Free Shares at the end of the Vesting Period.

6.5 Agreed Leave of Absence Exceeding Three Months

In the event a Beneficiary is on an Agreed Leave, such Beneficiary’s Allocation(s) shall (a) stop vesting on the first day of the quarter immediately following the quarter during which the Agreed Leave begins; and (b) resume vesting on the first day of the quarter immediately following the quarter in which the Agreed Leave ends. As a result of any Agreed Leave, the Vesting Period for the applicable Allocation(s) shall be extended in accordance with this Article 6.5.

6.6 Disability

In the event of Disability before the end of the Vesting Period, the Free Shares shall be definitively acquired by the Beneficiary on the date of Disability.

6.7 Death

In the event of the death of the Beneficiary during the Vesting Period, the Free Shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance.

The request for allocation of the Free Shares shall be made within six months from the date of death in compliance with Article L. 225-197-3 of the French Commercial Code.

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6.8 Retirement

In the event of the retirement of a Beneficiary during the Vesting Period, the Board of Directors of the Company may decide that the conditions set forth in Article 6.1 above shall be deemed to be met for all or part of the Free Shares granted upon the date of such retirement.

6.9 Change in Control

a)         Unless otherwise provided by the Board of Directors, an agreement between a Group company and the Beneficiary or in the applicable Allocation Letter, in the event of a Change in Control:

                                 i.            Where the successor corporation or parent or subsidiary of the successor corporation does not agree to assume or substitute for any outstanding Allocation, for each Allocation that is not assumed or substituted for and for which the Allocation Date is at least one year prior to the consummation of the Change in Control, the restrictions and forfeiture conditions applicable to the Vesting Period shall lapse, any performance conditions imposed with respect to such Allocation shall be deemed to be achieved at target performance levels and the Free Shares shall be deemed fully vested and definitively acquired by the Beneficiary prior to the consummation of the Change in Control. Any Allocation for which the Allocation Date is less than one year prior to the consummation of the Change in Control shall either be assumed or substituted for in accordance with Article 6.9(a)(ii) or cancelled in accordance with Article 6.9(a)(iii) below.

                               ii.            For the purposes of this Article 6.9, an Allocation will be considered assumed or substituted if, (A) following the Change in Control, the Allocation confers the right to receive, for each Free Share subject to the Allocation immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) or the fair market value, as determined by the Board of Directors in good faith, of the consideration received in the Change in Control by holders of ordinary shares of the Company for each such share held on the effective date of the transaction; provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its parent, the Board of Directors may, with the consent of the successor corporation, provide that the consideration to be received for each Free Share shall be solely common stock of the successor corporation or its parent equal in fair market value, as determined by the Board of Directors in good faith, to the per share consideration received by holders of ordinary shares of the Company in the Change in Control; (B) any securities of the successor corporation or its parent forming part of the Allocation following the Change in Control are freely tradable on a major stock exchange; and (C) the Allocation otherwise remains subject to the same terms and conditions that were applicable to the Allocation immediately prior to the Change in Control.

                              iii.            Notwithstanding any other provision of the 2015 Performance Plan, in the event of a Change in Control, except as would otherwise result in adverse tax consequences under Section 409A of the U.S. Internal Revenue Code, the Board of Directors may, in its discretion, provide that each Allocation shall, immediately upon the occurrence of a Change in Control, be cancelled in exchange for a payment in cash or securities in an amount equal to (i) the consideration paid per ordinary share of the Company in the Change in Control multiplied by (ii) the number of Free Shares granted under the Allocation. The Board of Directors shall not be required to treat all Allocations similarly for purposes of this Article 6.9(a). Payment of amounts under this Article 6.9(a) shall be made in such form, on such terms and subject to such conditions as the Board of Directors determines in its discretion, which may or may not be the same as the form, terms and conditions applicable to payments to the Company's

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shareholders in connection with the Change in Control and may, in the Board of Directors’ discretion, include subjecting such payments to vesting conditions comparable to the Allocations surrendered, subjecting such payments to escrow or holdback provisions comparable to those imposed upon the Company's shareholders in connection with the Change in Control, or calculating and paying the present value of payments that would otherwise be subject to escrow or holdback terms.

b)         The obligations of the Company under the 2015 Performance Plan shall be binding upon any successor corporation or organization resulting from the Change in Control.

7.	Holding Period

7.1 Principle

a)         During the Holding Period, if any, the Beneficiaries concerned will be the owner of the Free Shares allocated under the 2015 Performance Plan and will be shareholders of the Company. As a consequence, they will benefit from all the rights attached to the capacity of shareholder of the Company.

However, the Free Shares shall not be available during the Holding Period, if any, and the Beneficiaries may not transfer or pledge the Free Shares, by any means, or convert them into the bearer form.

b)        At the end of the Holding Period, if any, the Free Shares will be fully available, subject to the provisions of the following paragraph.

At the end of the Holding Period, if any, the Free Shares allocated under the 2015 Performance Plan may not be transferred (i) if a “black-out” period is in effect pursuant to the Company’s Insider Trading Policy, as in effect at such time, or (ii) otherwise in contravention of any applicable laws or regulations, or trading rules or restrictions of any exchange on which the Company’s shares are listed at such time.

7.2 Specific situations

Notwithstanding the provisions of the second paragraph of Article 7.1 above, the Free Shares allocated to the Beneficiaries referred to in Article 6.5 above or to the beneficiaries of the deceased Beneficiary referred to in Article 6.6 above may be freely transferred as from the date of their final allocation.

8.	Characteristics of the Free Shares

The Free Shares definitively acquired shall be, at the Company’s choice, new ordinary shares to be issued by the Company or existing shares acquired by the Company.

As from the Acquisition Date, the Free Shares shall be subject to all the provisions of the Bylaws. They shall be assimilated to existing ordinary shares of the Company and shall benefit from the same rights as from the Acquisition Date.

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9.	Delivery and holding of the Free Shares

At the end of the Vesting Period, the Company shall deliver to the Beneficiary the Free Shares allocated under the 2015 Performance Plan provided that the conditions and criteria for such allocation provided by Articles 5 and 6 above are met.

If the Acquisition Date is not a Working Day, the delivery of the Free Shares shall be completed the first Working Day following the end of the Vesting Period.

The Free Shares that may be acquired under the 2015 Performance Plan will be held, during the Holding Period (if any), in nominative form (nominatif pur) in an individual account opened in the name of the relevant Beneficiary at BNPP Securities Services with a legend stating that they cannot be transferred. If the provisions of Article 7.1(b) above are applicable at the end of the Holding Period (or the end of the Vesting Period if there is no Holding Period), the Free Shares shall remain in nominative form (nominatif pur) at BNPP Securities Services until such time as they are transferred to make sure that the restrictions set forth in Article 7.1(b) above are complied with.

In the event that, as a consequence of the Allocation of Free Shares under the 2015 Performance Plan, the Company or any of the companies of the Group shall be compelled to pay taxes, social costs or any other social security taxes or contributions on behalf of the Beneficiary, the Company retains the right to postpone or to forbid the delivery of the Free Shares on the Acquisition Date until the relevant Beneficiary has paid to the Company or to the relevant company of the Group the amount corresponding to these taxes, social costs, or social security taxes or contributions.

10.	Shares subject to plan; individual limitations

10.1 Shares Available for Issuance

Subject to adjustment as provided in Articles 11 and 12, the maximum aggregate number of Free Shares that may be issued under the 2015 Performance Plan shall not exceed the number of shares remaining available for issuance under the Company’s equity compensation plans pursuant to authorizations previously approved by the shareholders of the Company, as of the Allocation Date, that are not subject to outstanding awards thereunder. Any Free Shares granted in connection with an Allocation under the present 2015 Performance Plan (i.e., grants other than options or warrants) shall be counted against this limit as 2.5 shares for every one Free Share granted in connection with such Allocation. Free Shares subject to the 2015 Performance Plan shall consist of authorized but unissued ordinary shares of the Company, as well as existing shares of the Company.

In the event that an Allocation, or any part thereof, for any reason is terminated or canceled without having been definitively acquired by its Beneficiary, or has otherwise not vested, the unacquired portion of Free Shares relating to such Allocation shall, provided the 2015 Performance Plan is still in force, again be available for future allocation pursuant to the 2015 Time-Based Plan or the 2015 Performance Plan. Notwithstanding any provision of the 2015 Performance Plan or the Appendix thereunder to the contrary, Free Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations with respect to a Beneficiary shall not again be available for issuance under the 2015 Performance Plan.

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10.2 Section 162(m) Allocation Limits

With respect to any Allocation under the present 2015 Performance Plan which is intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the U.S. Internal Revenue Code, unless otherwise determined by the Board of Directors, the following limits shall apply to the grant of an Allocation under the present 2015 Performance Plan. Subject to adjustment as provided in Articles 11 and 12, no Beneficiary shall be granted within any fiscal year of the Company an Allocation of Free Shares under the present 2015 Performance Plan, the grant or vesting of which is based on the attainment of performance goals, for more than 1,000,000 Free Shares.

11.	Intermediary operations

Subject to Article 6.9, in the event of exchange without equalization payment in cash (soulte) resulting from a merger or spin-off completed during the Vesting Period or the Holding Period (if any), the remainder of such period(s) shall apply to the rights to receive free shares of the Company or free shares of the surviving entity received by the Beneficiary in exchange for his rights to receive Free Shares.

The same shall apply in the event of exchange resulting from a public tender offer, a stock split or reverse stock split completed in compliance with applicable regulations during the Holding Period (if any).

12.	Adjustment

Should the Company, during the Vesting Period, undergo an amortization, reduce its share capital, change the allocation of its profits, allocate free shares to all the shareholders, capitalize reserves, profits or issuance premiums, allocate reserves or issue equity securities or give a right to the allocation of equity securities, including a preferential subscription right reserved to the shareholders or any other corporate transaction or event having an effect similar to any of the foregoing, the maximum number of Free Shares allocated under the 2015 Performance Plan may be adjusted in order to take into account said operation by application, mutatis mutandis, of the terms of adjustment provided by the law for the beneficiaries of stock options.

Each Beneficiary shall be informed of the practical terms of the adjustment and of its consequences on the Allocation of Free Shares he or she benefited from, it being specified that the free shares of the Company allocated pursuant to this adjustment shall be governed by the present 2015 Performance Plan.

13.	Amendment to the 2015 Performance Plan

13.1 Principle

The present 2015 Performance Plan may be amended by the Board of Directors upon authorization of the said Board of Directors of the Company, provided that any such amendment shall be subject to shareholder approval to the extent required in order to comply with applicable law or the rules of the Nasdaq Stock Market. Any such amendment shall be subject to the written consent of the Beneficiaries if it results in a decrease in the rights of said Beneficiaries.

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The new provisions shall apply to the Beneficiaries of the Free Shares during the Vesting Period on the date of the decision to amend the 2015 Performance Plan made by the Board of Directors, or the written consent of the Beneficiary, if required.

13.2 Notice of the amendments

The affected Beneficiaries shall be notified of an amendment to the 2015 Performance Plan, by any reasonable means, including by electronic delivery, internal mail, by simple letter or, with acknowledgement of receipt, by fax or by e-mail.

14.	Tax and social rules

The Beneficiary shall bear all taxes and mandatory costs which he or she must bear pursuant to the applicable law in relation to the allocation of Free Shares, on the due date of said taxes or costs.

Each Beneficiary shall verify and carry out, as the case may be, the declaratory obligations he or she must comply with in relation to the allocation of the Free Shares.

15.	Miscellaneous

15.1 Rights in relation to the capacity of employee

No provisions of the present 2015 Performance Plan shall be construed as granting to the Beneficiary a right to have his or her employment agreement with the Company or any of the companies of the Group maintained, or limiting the right of the Company or any of the companies of the Group to terminate or amend the terms and conditions of the employment agreement of the Beneficiary.

15.2 Rights in relation to future free share plans

The fact that a person may benefit from the 2015 Performance Plan does not imply that he or she shall benefit from any other plan that may be implemented thereafter.

15.3 Applicable law - Jurisdiction

The present 2015 Performance Plan is subject to French law. Any dispute relating to its validity, its interpretation or its performance shall be decided by the competent courts of the French Republic.

15.4 Provisions Applicable to Beneficiaries Located outside of France

The attached Appendix applies to Beneficiaries located outside of France.

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APPENDIX

TERMS AND CONDITIONS

This Appendix contains additional terms and conditions that will apply to the Beneficiary if he or she resides outside of France. Capitalized terms used but not defined herein shall have the same meanings assigned to them in the 2015 Performance Plan.

NOTIFICATIONS

This Appendix also includes information regarding exchange control and certain other issues of which the Beneficiary should be aware with respect to his or her participation in the 2015 Performance Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of July 2015. Such laws are often complex and change frequently. The Company therefore strongly recommends that the Beneficiary not rely on the information in this Appendix as the only source of information relating to the consequences of his or her participation in the 2015 Performance Plan because such information may be outdated when the Beneficiary vests in the Free Shares and/or sells any Free Shares issued pursuant to the award.

GENERAL PROVISIONS

Taxes

Regardless of any action the Company or the Beneficiaries’ employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, or other tax-related withholding (“Tax-Related Items”), the Beneficiary acknowledges that the ultimate liability for all Tax-Related Items legally due by the Beneficiary is and remains the Beneficiary’s responsibility and that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Free Share grant, including the grant, vesting of the Free Shares, the subsequent sale of Free Shares acquired pursuant to such vesting and the receipt of any dividends; and (2) do not commit to structure the terms of the grant or any aspect of the Free Shares to reduce or eliminate the Beneficiary’s liability for Tax-Related Items.

Prior to vesting of the Free Shares, the Beneficiary will pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding obligations of the Company and/or the Employer, if any. In this regard, the Beneficiary authorizes the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by the Beneficiary from the Beneficiary’s compensation paid to the Beneficiary by the Company and/or Employer or from proceeds of the sale of Free Shares. Alternatively, or in addition, if permissible under local law, the Company may (1) sell or arrange for the sale of Free Shares that the Beneficiary acquires to meet the withholding obligation for Tax-Related Items and/or (2) withhold in Free Shares, provided that the Company only withholds the amount of Free Shares necessary to satisfy the minimum withholding amount. Finally, the Beneficiary will pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of the Beneficiary’s participation in the 2015 Performance Plan or the Beneficiary’s acquisition of Free Shares that cannot be satisfied by the means previously described. The Company may refuse to honor the vesting and refuse to deliver the Free Shares if the Beneficiary fails to comply with Beneficiary’s obligations in connection with the Tax-Related Items as described in this section.

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Nature of Grant

In accepting the grant, the Beneficiary acknowledges that:

(a) the 2015 Performance Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the 2015 Performance Plan;

(b) the grant of the Free Shares is voluntary and occasional and does not create any contractual or other right to receive future grants of Free Shares, or benefits in lieu of Free Shares, even if Free Shares have been granted repeatedly in the past;

(c) all decisions with respect to future grants, if any, will be at the sole discretion of the Company;

(d) Beneficiary’s participation in the 2015 Performance Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate Beneficiary’s employment relationship at any time with or without cause unless otherwise required under local law;

(e) Beneficiary is voluntarily participating in the 2015 Performance Plan;

(f) the Free Shares are an extraordinary item that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of Beneficiary’s employment contract, if any;

(g) the Free Shares are not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer;

(h) in the event that Beneficiary is not an employee of the Company, the grant will not be interpreted to form an employment agreement or relationship with the Company; and furthermore, the grant will not be interpreted to form an employment agreement with the Employer or any subsidiary or affiliate of the Company;

(i) the future value of the underlying Free Shares is unknown and cannot be predicted with certainty;

(j) if the Beneficiary obtains Free Shares, the value of those Free Shares may increase or decrease;

(l) in consideration of the grant, no claim or entitlement to compensation or damages shall arise from termination of the award of Free Shares or diminution in value of the award resulting from termination of the Beneficiary’s employment with the Company or the Employer (for any reason whatsoever) and the Beneficiary irrevocably releases the Company and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing the 2015 Performance Plan, the Beneficiary shall be deemed irrevocably to have waived the Beneficiary’s entitlement to pursue such claim; and

(m) unless otherwise decided by the Board of Directors, in the event of termination of Beneficiary’s

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employment during the Vesting Period, Beneficiary’s right to vest in the Free Shares under the 2015 Performance Plan, if any, will terminate effective as of the date that Beneficiary is no longer actively employed and will not be extended by any notice period mandated under the local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law).

Data Privacy

The Beneficiary hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Beneficiary’s personal data as described in this document by and among, as applicable, the Employer, the Company and its subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing the Beneficiary’s participation in the 2015 Performance Plan.

The Beneficiary understands that the Company and the Employer may hold certain personal information about the Beneficiary, including, but not limited to, the Beneficiary’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares or directorships held in the Company, details of all awards or any other entitlement to Free Shares awarded, canceled, exercised, vested, unvested or outstanding in Beneficiary’s favor, for the exclusive purpose of implementing, administering and managing the 2015 Performance Plan (“Data”).

The Beneficiary understands that the recipients of the Data may be located in France or elsewhere, and that the recipients’ country may have different data privacy laws and protections than the Beneficiary’s country. The Beneficiary understands that the Company may request a list with the names and addresses of any potential recipients of the Data by contacting the Beneficiary’s local human resources representative. The Beneficiary authorizes the Company and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the 2015 Performance Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing the Beneficiary’s participation in the 2015 Performance Plan. The Beneficiary understands that Data will be held only as long as is necessary to implement, administer and manage the Beneficiary’s participation in the 2015 Performance Plan. The Beneficiary understands that the Company may, at any time, view the Data, request additional information about the storage processing of the Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Beneficiary’s local human resources representative. Beneficiary understands, however, that refusing or withdrawing the Company’s consent may affect the Beneficiary’s ability to participate in the 2015 Performance Plan. For more information on the consequences of the Beneficiary’s refusal to consent or withdrawal of consent, Beneficiary understands that the Company may contact the Beneficiary’s local human resources representative.

Electronic Delivery

The Company may, in its sole discretion, decide to deliver any documents related to the 2015 Performance Plan or future awards that may be granted under the 2015 Performance Plan by electronic means or to request Beneficiary’s consent to participate in the 2015 Performance Plan by electronic means. Beneficiary hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the 2015 Performance Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

Severability

The provisions of this 2015 Performance Plan are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

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For tax residents of the United States

 Beneficiary acknowledges that both this award and any Free Shares are securities, the issuance by the Company of which requires compliance with federal and state securities laws.

Beneficiary acknowledges that these securities are made available to Beneficiary only on the condition that Beneficiary makes the representations contained in this section to the Company.

Beneficiary has made a reasonable investigation of the affairs of the Company sufficient to be well informed as to the rights and the value of these securities.

The intent of the parties is that payments and benefits under the 2015 Performance Plan comply with, or be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") to the extent subject thereto, and, accordingly, to the maximum extent permitted, the 2015 Performance Plan and the Allocation Letters thereunder shall be interpreted and be administered to be in compliance therewith or exempt therefrom.  Notwithstanding anything contained herein to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Beneficiary shall not be considered to have separated from service with the Company for purposes of this Agreement and no payment or benefit shall be due to the Beneficiary under the 2015 Performance Plan and the Allocation Letters thereunder on account of a separation from service until the Beneficiary would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A of the Code.  Any payments or benefits (including vesting grants) described in the 2015 Performance Plan and the Allocation Letters thereunder that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise.  Notwithstanding anything to the contrary in the 2015 Performance Plan and the Allocation Letters thereunder, to the extent that any amounts are payable upon a separation from service and such payment would result in accelerated taxation and/or tax penalties under Section 409A of the Code, such payment, under this Agreement or any other agreement of the Company, shall be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier).

 For Beneficiaries who are United States taxpayers, notwithstanding anything to the contrary contained in Article 6.5 of the 2015 Performance Plan, the Free Shares shall be delivered no later than December 31st of the year of the Beneficiary’s Disability or, if later, the fifteenth day of the third month after the date of the Beneficiary’s Disability; provided, that any such Disability will be within the meaning of Section 409A of the Code, and the regulations promulgated thereunder.

 For Beneficiaries who are United States taxpayers, notwithstanding anything to the contrary contained in Article 6.6 of the 2015 Performance Plan, the Free Shares shall be delivered no later than December 31st of the year of the Beneficiary’s death or, if later, the fifteenth day of the third month after the date of the Beneficiary’s death.

 The Company makes no representation that any or all of the payments described in the 2015 Performance Plan and the Allocation Letters thereunder will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

 The Company makes no representation as to the tax status of the 2015 Performance Plan to the Beneficiary who should seek his or her own tax advice.

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About Criteo.

Criteo delivers personalized performance marketing at an extensive scale. Measuring return on post-click sales, Criteo makes ROI transparent and easy to measure. Criteo has over 1,600 employees in 27 offices across the Americas, EMEA and Asia-Pacific, serving over 8,500 advertisers worldwide with direct relationships with over 10,000 publishers.

For more information, please visit www.criteo.com.

Copyright © 2015 Criteo

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